Exhibit 99.2

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800

Media release

Rio Tinto to invest US$2.7 billion to complete the modernisation of the Kitimat aluminium smelter in Canada

1 December 2011

Rio Tinto has given the green light to an additional US$2.7 billion capital investment to modernise its aluminium smelter in Kitimat, British Columbia. This new investment will allow for completion of the US$3.3 billion project in 2014.

The Kitimat modernisation project will increase the smelter’s current production capacity by more than 48 per cent to approximately 420,000 tonnes per year. First metal is expected to come on stream in the first half of 2014, with an expected ramp up of nine months. The modernised smelter will be powered exclusively by wholly-owned hydropower and use Rio Tinto Alcan’s proprietary AP40 smelting technology to reduce the smelter’s carbon dioxide emissions intensity by approximately 50 per cent.

“The modernisation of Kitimat will transform its performance, moving it from the third quartile to the first decile of the industry cost curve, and cut greenhouse gas emissions by about half,” said Jacynthe Côté, chief executive of Rio Tinto Alcan. “This project draws on two of our greatest competitive advantages – clean, self-generated hydropower and leading-edge AP smelting technology. Once completed, Kitimat will be one of the most efficient and lowest-cost smelters in the world, and will better position us to serve the rapidly growing demand for aluminium in the Asia-Pacific market.”

Jean Simon, president, Primary Metal, Rio Tinto Alcan, said “For nearly 60 years, the smelter has been a major impetus for the economic development of northwest British Columbia. We are very proud to announce this US$2.7 billion investment to complete the modernisation project. This is one of the largest private investments in B.C.’s history, and it will ensure the sustainability of the aluminium business in Kitimat for decades to come.”

The modernisation project will secure approximately 1,000 stable, specialised jobs in B.C.’s northwest for the long term, and 2,500 jobs during the peak period of the construction phase.

About Rio Tinto in Canada

Rio Tinto employs over 13,400 people across its extensive operations in Canada, which include mining and manufacturing interests in alumina, aluminium, iron ore, diamonds and titanium dioxide. Rio Tinto also operates exploration activities, research and development centres, port and rail facilities to support various businesses, technical and sales service centres, and substantial hydroelectric power facilities in British Columbia and Quebec. Canada is also home to the global headquarters of Rio Tinto Alcan.

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:
Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri Office: +44 (0) 20 7781 1152 Mobile: +44 (0)7920 503 600	Mark Shannon Office: +44 (0) 20 7781 1178 Mobile: +44 (0) 7917 576597
Tony Shaffer Office: +44 (0) 20 7781 1138 Mobile: +44 (0) 7920 041 003	David Ovington Office: +44 (0) 20 7781 2051 Mobile: +44 (0) 7920 010 978
Christina Mills Office: +44 (0) 20 7781 1154 Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia David Luff Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 419 850 205	Investor Relations, Australia Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309
Karen Halbert Office: +61 (0) 3 9283 3627 Mobile: +61 (0) 412 119 389	Christopher Maitland Office: +61 (0) 3 9283 3063 Mobile: +61 (0) 459 800 131
Bruce Tobin Office: +61 (0) 3 9283 3612 Mobile: +61 (0) 419 103 454
Media Relations, Canada	Investor Relations, North America
Bryan Tucker Office: +1 (0) 514 848 8151 Mobile: +1 (0) 514 825 8319	Jason Combes Office: +1 (0) 801 204 2919 Mobile: +1 (0) 801 558 2645

Website: www.riotinto.com Email: media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com Twitter: Follow @riotinto on Twitter
High resolution photographs and media pack available at: www.riotinto.com/media